Exhibit 1.01
POLYONE CORPORATION
Conflict Minerals Report
For the Reporting Period from January 1, 2018 to December 31, 2018
This Conflict Minerals Report (“Report”) for PolyOne Corporation for the reporting period from January 1 through December 31, 2018 (“Reporting Period”) is filed as an exhibit to Form SD as required by Rule 13p-1 (“Rule”) under the Securities Exchange Act of 1934, as amended.
The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured or contracted for manufacture products contain conflict minerals, as defined in the Rule, that are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten.
This Report has not been audited, nor is an independent private sector audit required for this Report under the Rule, the SEC partial stay of the Rule or existing SEC guidance.
Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program, and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2018. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.
1.   Company Overview
This Report is prepared by management of PolyOne Corporation. When used in this Report, the terms “PolyOne,” “we,” “us,” or “our” and the “Company” mean PolyOne Corporation and its consolidated subsidiaries.
We are a premier provider of specialized polymer materials, services and solutions with operations in specialty polymer formulations, color and additives systems, and polymer distribution. We are also a highly specialized developer and manufacturer of performance enhancing additives, liquid colorants, fluoropolymers and silicone colorants.

2.   Reasonable Country of Origin Inquiry
For the Reporting Period, the Company determined after review that it manufactures or contracts to manufacture certain products that contain conflict minerals that are necessary to the functionality or production of the Products, specifically: 1) polymer-metal composites, which contain tungsten powder; and 2) components purchased for assembly into color dosing/delivery equipment and tooling, which comprise a de minimis percentage (<.01%) of our annual revenue, and contain tin, tantalum, tungsten and gold. “Products” are the products described above within the scope of the Rule.
Because of this finding, we conducted in good faith a reasonable country of origin inquiry (“RCOI”), reasonably designed to determine whether any of the Necessary Conflict Minerals (as defined below) contained in the Products originated or may have originated in a Covered Country (as defined below) or came from recycled or scrap sources. “Necessary Conflict Minerals” are Conflict Minerals that are necessary to the functionality or production of Products that we manufacture or that we contract with others to manufacture for us. A “Covered Country” is the Democratic Republic of the Congo or an “adjoining country” (as defined in the Rule).
PolyOne’s supply chain is complex, and there are indirect suppliers in the supply chain between us and the mines or locations of origin of our Necessary Conflict Minerals. We do not purchase any of our Necessary Conflict Minerals directly from miners or refiners, and we purchase a very small amount of Necessary Conflict Minerals directly from only one (1) smelter. Therefore, for the most part, we must rely on our suppliers to provide information about the origin of the Necessary Conflict Minerals in our Products.
To conduct the RCOI, we identified twenty (20) direct suppliers of materials or products containing Necessary Conflict Minerals and sent requests to each of those direct suppliers asking them to provide us with country of origin information about those Necessary Conflict Minerals. As part of the request, we provided suppliers with, and suppliers were asked to complete, the Conflict Minerals Reporting Template, revision 5.11, developed by the Responsible Minerals Initiative (“RMI”). Suppliers responding without completing the RMI conflict minerals reporting template were again requested to complete the template. Suppliers failing to respond were sent reminders to complete the request. We provided information and offered assistance to suppliers about the specific content of the Rule and the information requested. We asked our suppliers to engage with their own suppliers to gather the requested information.
We received responses from one-hundred percent (100%) of the suppliers we surveyed. However, some suppliers did not fully respond to our inquiries, or were unable to respond fully based on information available from their own suppliers. Further, some of our suppliers did not adequately confirm the country of origin of Necessary Conflict Minerals supplied to us. As a result of these responses, we were unable to determine that none of our Necessary Conflict Minerals originated or may have originated in the Covered Countries or are not or may not be from recycled or scrap sources. Therefore, we conducted due diligence on the source and chain of custody of those Necessary Conflict Minerals in the Products.
3.   Due Diligence Program
3.1 Design of Due Diligence
Our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, 2016 (OECD Guidance) and the related supplements for tin, tantalum, and tungsten and for gold.

3.2    Due Diligence Measures Performed
3.2.1 OECD Step #1: Establish and maintain strong company management systems

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The Company maintains a Conflict Minerals management system. The cross-functional Conflict Minerals work group is sponsored by the Senior Vice President, Global Operations and Process Improvement and includes representatives from Environmental, Health and Safety; Internal Audit; Legal; Product Stewardship; and Sourcing. Representatives from other corporate functions and business segments participated in the work group’s effort as needed.

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We sent all identified suppliers of Necessary Conflict Minerals electronic correspondence with information about Conflict Minerals compliance, and our expectation that they timely respond to our request for information for the Reporting Period using the RMI conflict minerals reporting template. We followed up with non-responding suppliers using electronic correspondence and/or telephone calls.

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We post our Conflict Minerals Policy at http://www.polyone.com/files/resources/PolyOne_Conflict_Minerals_Policy_0.pdf and Supplier Code of Conduct at http://www.polyone.com/files/resources/PolyOne_Supplier_Code_of_Conduct.pdf to communicate to our suppliers our position on Conflict Minerals. The content of any website referred to in this Conflict Minerals Report is not incorporated by reference in this Conflict Minerals Report.

•	It is the Company’s policy to retain relevant supplier response documentation in electronic form for a period of no less than five years.

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We maintain an ethics hotline, accessible by webpage https://secure.ethicspoint.com/domain/media/en/gui/49178/index.html, telephone and email, which can be used by anyone, including employees, customers, vendors and other stakeholders, to report any concerns relating to our Necessary Conflict Minerals activities.

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We incorporate in our agreements with our suppliers the requirement to comply with our Conflict Minerals Policy and processes by agreeing to adhere to our Supplier Code of Conduct (including its provisions on conflict minerals).

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We provided status updates and summaries of responses to our inquiries from suppliers to management, including the Senior Vice President, Global Operations and Process Improvement; the Senior Vice President, General Counsel, and Secretary; the Vice President, Audit; and the Vice President, Sourcing.

3.2.2 OECD Step #2: Identify and assess risks in the supply chain
A PolyOne sourcing analyst monitored receipt of and compiled supplier inquiry responses. The Conflict Minerals work group met periodically to review supplier responses as we received them. The review process compared supplier responses against criteria to determine which responses required further engagement with our suppliers to address incomplete, inconsistent, or inaccurate responses. Such criteria included, but were not limited to, thoroughness of the response, position of the individual responding to the request, consistency of responses, as well as other factors. We continued to engage with suppliers to obtain clarification or additional information deemed necessary by the review process.
Supplier responses that included the names of smelters or refiners were compared to the list of active and conformant smelters and refiners identified by RMI on the RMI website. Based on that comparison, we determined how many were deemed to be conformant or active in the Responsible Minerals Assurance Process.
3.2.3 OECD Step #3: Design and implement a strategy to respond to identified risks
In response to the risk assessment of the supply chain as outlined in Section 3.2.2 above, PolyOne has a process through which the Conflict Minerals program is implemented, managed, and monitored. When smelters and refiners were disclosed by suppliers, we checked those smelters and refiners against the active and conformant smelter and refiner lists by RMI on the RMI website, and determined that all smelters and refiners identified were active or conformant. Updates to the risk assessment were provided regularly to the Senior Vice President, Global Operations and Process Improvement and the Senior Vice President, General Counsel, and Secretary by the Conflict Minerals work group.
As part of the risk management plan, we engaged and educated suppliers of Necessary Conflict Minerals about our expectations regarding Conflict Minerals via letter inquiry and verbal discussion where required.
3.2.4 OECD Step #4: Carry out independent third-party audit of smelter’s/refiner’s due diligence practices
With the exception of one (1) direct relationship with a smelter (as identified below), we do not have direct relationships with the smelters and refiners identified by our suppliers as being in their supply chain. We do not perform or direct audits of these entities within our supply chain. However, we believe that audits of smelters’ and refiners’ due diligence practices conducted by third parties are the best way to identify smelters and refiners that have due diligence systems in place that promote responsible sourcing. Therefore, we rely upon industry-wide efforts (for example, through RMI) to influence smelters and refiners to be audited, and to provide certification of conformance with a due diligence audit by a recognized and qualified third-party.
3.2.5 OECD Step #5: Report annually on supply chain due diligence
We report annually on our conflict minerals due diligence by making our Form SD and this Report publicly available on our company website at http://www.polyone.com/investors/financials/reporting-sec-filings.

4.   Results of Review
As described above, we conducted due diligence to determine the source and chain of custody of the Necessary Conflict Minerals in our Products. As part of that process, we actively surveyed our direct suppliers that we believed potentially supplied us with products containing Necessary Conflict Minerals during calendar year 2018 and requested that they disclose the smelters and refiners that processed the Necessary Conflict Minerals in the products they supplied to us. For calendar year 2018, we received completed RMI conflict minerals reporting template and/or letter responses from one-hundred percent (100%) of the suppliers surveyed. Some of our suppliers identified smelters and refiners that may have been among those facilities that processed the conflict minerals in their products.
4.1 Facilities Used to Process and Country of Origin of our the Necessary Conflict Minerals
For the Reporting Period, of the suppliers that responded to our survey, ninety-five percent (95%) of them responded at the company or division level, meaning that they responded based on materials and components used in all of the products they sell, not just the products we purchased from them. We purchase a very small amount of tungsten directly from one (1) smelter. Our review of the rest of our direct suppliers’ responses indicated that one (1) of those suppliers named just one (1) smelter or refiner for any conflict mineral. That identified smelter is also the smelter from which we purchase tungsten directly. Therefore, based on our direct relationship with the smelter and based on the response from the one supplier that named only one smelter for a conflict mineral, we determined that the following smelter processed some of the tungsten that is contained in certain of our Products:

Metal	Smelter Name	RMI Number	Smelter Country of Location
Tungsten	Global Tungsten & Powders Corp.	CID000568	United States

The lack of detail from the rest of our suppliers prevented us from being able to determine whether another particular smelter or refiner named in their responses processed the Necessary Conflict Minerals in our Products. Accordingly we are unable to disclose any other facilities used to process the Necessary Conflict Minerals in our Products during calendar year 2018.
Further, no supplier providing a product level response identified a specific smelter or country of origin to which the Necessary Conflict Minerals in the Company’s Products could be traced. As such, we are unable to identify any facilities used to process, or the countries of origin of, the Necessary Conflict Minerals in our Products during the Reporting Period.
4.2 Efforts to Determine Mine or Location of Origin
We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our Necessary Conflict Minerals with the greatest possible specificity is to continue to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the Necessary Conflict Minerals in our supply chain, and encourage them to do the same with their suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the Necessary Conflict Minerals in our Products.
5.  Steps Taken and to be Taken to Mitigate Risk and Improve Due Diligence
Since the start of the Reporting Period, we have taken and currently intend to continue to take the following steps to further mitigate the risk that our Necessary Conflict Minerals benefit or finance armed groups:

•	Continue to communicate our Conflict Minerals Policy and Supplier Code of Conduct to suppliers.

•	Periodically evaluate our Conflict Minerals Policy to confirm it aligns with our values and our expectations of our suppliers.

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Engage with suppliers about Conflict Minerals and direct them to resources in an effort to improve the content and quality of supplier responses and maintain few or no unresponsive or non-compliant suppliers.

•	If suppliers become unresponsive or non-compliant, engage with them to reiterate our objective to use conflict free materials and components in our products.